## Special General Meeting of Shareholders of Medigus Ltd.

Date: March 6, 2024

**See Voting Instruction On Reverse Side.**

Please make your marks like this: ☒ Use pen only

**AGENDA**

| | For | Against | Abstain |
|---|---|---|---|
| 1. Approval of amendments to the articles of association and memorandum of association of the company, implementing the change of name of the company from "Medigus Ltd." to "Xylo Technologies Ltd" or any other similar name which will be approved by the Israeli Registrar of Companies. | ☐ | ☐ | ☐ |

**Authorized Signatures - This section must be completed for your instructions to be executed.**

________________________ Please Sign Here

__________________ Please Date Above

________________________ Please Sign Here

__________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

## Special General Meeting of Shareholders of Medigus Ltd. to be Held on March 6, 2024 for Holders as of February 15, 2024

### MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

**All votes must be received by 12:00 p.m. E.T. on March 1, 2024**

**PROXY TABULATOR FOR**

MEDIGUS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

**EVENT #**

**CLIENT #**

2/12/2024 11:47:11 AM

# Medigus Ltd.

## Instructions to The Bank of New York Mellon, as Depositary
## (Must be received prior to 12:00 p.m. E.T. on March 1, 2024)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares, or other Deposited Securities represented by such Shares, of **Medigus Ltd.** (the "**Company**"), registered in the name of the undersigned on the books of the Depositary as of the close of business on **February 15, 2024** at the Company's **Special General Meeting of Shareholders**, to be held on **March 6, 2024** at **5:00 p.m. local time (10:00 a.m. E.T.)**, at the offices of the Company, HaNechoshet 10, Tel - Aviv, 6971072, Israel or at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse.

**NOTES:**

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite the agenda item.**
2. **It is understood that, if you do not vote or if your voting instructions are not received before the Deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.**

**(Continued and to be marked, dated and signed, on the other side)**

PROXY TABULATOR FOR
MEDIGUS LTD.
P.O. Box 8016
CARY, NC 27512-9903